LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

September 5, 2025

Mr. Chris Bellacicco
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226

Dear Mr. Bellacicco:

This correspondence responds to the comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Post-Effective Amendment No. 372 to the Trust’s Registration Statement on Form N-1A filed on July 18, 2025 (SEC Accession No. 0000894189-25-005036) (the “Amendment”). The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering 21Shares FTSE Crypto 10 ex-BTC Index ETF and 21Shares FTSE Crypto 10 Index ETF (each, a “Fund,” and collectively, the “Funds”) as two new series of the Trust. The Staff’s comments and the Trust’s responses to those comments are set forth below. Undefined capitalized terms used herein have the same meaning as in the Amendment.

Prospectus Comments - All Funds

1.Staff Comment: Please confirm whether the Funds intend to rely on manager of managers exemptive relief that would permit the Adviser to change sub-advisers without shareholder approval. If so, please note that Funds relying on such relief should include the name of the adviser entity and be referenced before the sub-adviser in the Fund’s name.

Response: The Funds confirm they do not currently intend to rely on manager of managers exemptive relief.

Prospectus - Summary Section Comments - 21Shares FTSE Crypto 10 ex-BTC Index Fund

2.Staff Comment: Please revise the second paragraph of the Fund’s Principal Investment Strategy disclosure to exclude bitcoin.

Response: The Trust has revised the disclosure as requested.

3.Staff Comment: Please revise Crypto Asset Competition Risk to indicate that because the 21Shares FTSE Crypto 10 ex-BTC Index Fund does not invest in bitcoin, a further rise in bitcoin’s usage or popularity could also negatively impact the Fund.

Response: The Trust has made the requested revision to the Crypto Asset Competition Risk disclosure for the 21Shares FTSE Crypto 10 ex-BTC Index Fund.

4.Staff Comment: The second paragraph under Adoption and Use of Crypto Assets does not appear in the 21Shares FTSE Crypto 10 Index ETF summary prospectus. Please consider including it there as well, as it appears to be applicable.

Response: The Trust has revised the 21Shares FTSE Crypto 10 Index ETF’s Principal Investment Risks to include the requested additional disclosure.

5.Staff Comment: Please consider including Crypto Asset Tax Risk from the 21Shares FTSE Crypto 10 Index ETF’s Principal Investment Risks.

Response: The Trust has included Crypto Asset Competition Risk as a principal investment risk of the 21Shares FTSE Crypto 10 ex-BTC Index ETF.

6.Staff Comment: Please confirm the following disclosure is accurate, “[t]he Solana blockchain’s protocol, including the code of smart contracts running on the Solana blockchain, may contain flaws that can be, and have been, exploited by attackers (e.g., the exploit of The DAO’s smart contract in June 2016 that result in a permanent hard fork).” We note that disclosure elsewhere in the Prospectus indicates this may relate to Ethereum and not Solana.

Response: The Trust has revised the disclosure as follows:

“The Solana blockchain’s protocol, including the code of smart contracts running on the Solana blockchain (referred to as “programs”), may contain flaws that can be exploited by attackers similar to the exploitation of The DAO’s smart contract on the Ethereum network in June 2016 that resulted in a permanent hard fork).”

Management of the Subsidiary

7.Staff Comment: If these services provided by the investment adviser to the Subsidiary are provided under the same agreement to which the investment adviser(s) provide services to the Funds, please supplementally clarify. If not, please disclose that any investment adviser to the subsidiary complies with the provisions of the Investment Company Act of 1940 (the “1940 Act”) relating to investment advisory contracts under Section 15 as if it were an investment adviser to the Funds under Section 2(a)(20) of the 1940 Act.

Response: The services provided by the Adviser to the each Subsidiary are subject to the terms of a separate agreement between the Adviser and the Subsidiary While the terms of such separate agreement are substantially similar to those of the Section 15-compliant investment advisory agreement entered into between each Fund and the Adviser,the Trust respectfully submits that each Subsidiary is not a registered investment company under the 1940 Act and therefore not required to comply with the requirements of Section 15 of the 1940 Act. In keeping with prior Staff guidance, the relevant subsidiary management agreements will be filed as exhibit to the registration statement.

8.Staff Comment: Please confirm in correspondence that the Subsidiary and its Board of Directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder, and that the Subsidiary and its Board will agree to designate an agent for service of process in the United States.

Response: The Trust confirms that the Subsidiary and its Board of Directors agree to inspection by the Staff of the Subsidiary’s books and records and to designate an agent for service of process in the United States.

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If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

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